Exhibit 6.8

Employment Agreement

This Employment Agreement (the “Agreement”) is made and entered into as of May 10, 2023 (“Effective Date”), by and between Tory Moore (“Employee”) and Worldwide Stages Spring Hill, LLC, its affiliates and subsidiaries, whether now existing or formed in the future (collectively, the “Company”).

WHEREAS the Company desires to employ Employee on the terms and conditions set forth herein; and

WHEREAS the Employee desires to be employed by the Company on such terms and conditions.

NOW, THEREFORE, in consideration of the mutual covenants, promises, and obligations set forth herein, the parties agree as follows:

1. Term. The Company hereby agrees to employ Employee, and the Employee hereby accepts employment by the Company, on the terms and conditions hereinafter set forth. Employee’s term of employment by the Company under this Agreement (the “Term” or “Employment Term”) shall commence on the Effective Date and end on the first anniversary thereof, subject to automatic renewal of the Term for additional one-year periods unless either the Company gives Employee written notice of intent not to renew the Term not less than sixty days before the date on which the Term otherwise would automatically renew.

2. Position and Duties. During the Employment Term, Employee shall serve as Vice President of Safety & Security of the Company performing such duties and having such authority and responsibility consistent with Employee’s position, including but not limited to those set out in Exhibit A hereto, and under general direction of the President and Chief Operating Officers. The employee will also serve as an officer of the Company until the earlier of such time as the governing body of the Company terminates Employee’s services as an officer or termination of this Agreement. During the Employment Term, Employee shall devote at least 40 hours a week to the performance of Employee’s duties hereunder (provided that Employee shall at all times be an exempt employee and shall not be responsible for keeping records of time spent on Company business) and will not engage in any other competitive business which would conflict or interfere with the performance of such duties either directly or indirectly. Employee will be permitted to (a) act or serve as a director, trustee, committee member, or principal of any type of business, civic, or charitable organization; provided that such action or service would not directly conflict or interfere with the performance of Employee’s duties hereunder; (b) purchase or own less than five percent (5%) of the publicly traded securities of any corporation; and/or (c) act in any capacity, and receive compensation for such action in addition to the compensation set out herein, for any affiliate of Company.

3. Place of Performance and Commuting. The principal place of Employee’s employment shall be within 25 miles of Spring Hill, Tennessee (the “Headquarters”); provided that Employee may be required to travel on Company business during the Employment Term, at Company expense.

4. Compensation.

4.1 Base Salary. The Company shall pay Employee an annual rate of base salary of $142,000.00 during the first year of the Term in periodic installments in accordance with the Company’s customary payroll practices and applicable wage payment laws, but no less frequently than monthly, beginning on the Effective Date and continuing monthly during the Employment Term. Such base salary shall be subject to cost of living increases each year during the Term of no less than the lesser of five (5%) percent. Employee’s annual base salary, as in effect from time to time, is hereinafter referred to as “Base Salary”. Company shall pay the Base Salary to Employee as a W-2 employee of the Company (including Company payment of ½ of FICA, etc.).

4.2 Employee Benefits. During the Employment Term, Employee shall be entitled to participate in all employee benefit plans, practices, and programs maintained by the Company, as in effect from time to time (collectively, “Employee Benefit Plans”). Employee shall also be entitled to paid time off (“PTO”) as set out in the Employee Benefit Plans and the greater of (a) all standard paid Company holidays or (b) all nationally recognized holidays in the United States. Accrued and unused PTO may be carried over to the following calendar year only if this Agreement is extended beyond the then current year in which PTO is accrued.

4.3 Relocation Expenses. If the Company ever requires an Employee to relocate, the Company shall at a minimum pay, or reimburse Employee for, all reasonable relocation expenses incurred by Employee.

4.4 Business Expenses. Employee shall be entitled to reimbursement for all reasonable and necessary out-of-pocket business, entertainment, and travel expenses incurred by Employee in connection with the performance of Employee’s duties hereunder in accordance with the Company’s expense reimbursement policies and procedures and subject to approvals of the President and Chief Executive Officer.

4.5 Equity Grants. The Board of Directors of the Company has authorized certain Class B Common shares to be issued to employees. Such issuance is subject to the terms and conditions set out in the final employee equity incentive plan approved by the Board of Directors.

4.6 Additional Compensation. During the Employment Term, Employee may receive additional annual compensation related to revenues and profitability of the Company, and/or other factors as determined by the Board of Directors, for exceeding performance goals and “extreme performance” beyond typical industry level standards as well as additional benefits and concessions, as determined by the Board of Directors.

4.7 Indemnification. In the event that Employee is made a party or threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a “Proceeding”), other than any Proceeding initiated by Employee or the Company related to any contest or dispute between Employee and the Company or any of its affiliates with respect to this Agreement or Employee’s employment hereunder, by reason of the fact that Employee is or was an employee of the Company, or any affiliate of the Company, or is or was serving at the request of the Company as a director, officer, member, employee, or agent of another corporation or a partnership, joint venture, trust, or other enterprise, Employee shall be indemnified and held harmless by the Company to the maximum extent permitted under applicable law and the Company’s organizational documents from and against any liabilities, costs, claims, and expenses, including all costs and expenses incurred in defense of any Proceeding (including attorneys’ fees). Costs and expenses incurred by Employee in defense of such Proceeding (including attorneys’ fees) shall be paid by the Company in advance of the final disposition of such litigation upon receipt by the Company of: (i) a written request for payment by Employee; and (ii) appropriate documentation evidencing the incurrence, amount, and nature of the costs and expenses for which payment is being sought;

5. Termination of Employment. Employee’s employment hereunder may be terminated by the Company at any time and for any reason. Employee shall be required to give the Company at least 60 days advance written notice of any termination of Employee’s employment.

6. Cooperation. The parties agree that certain matters in which Employee will be involved during the Employment Term may necessitate Employee’s cooperation in the future. Accordingly, following the termination of Employee’ s employment for any reason, to the extent reasonably requested by the Company, Employee shall cooperate with the Company in connection with matters arising out of Employee’s service to the Company; provided that, the Company shall minimize disruption of Employee’s other activities. The Company shall reimburse the Employee for reasonable expenses incurred in connection with such cooperation and, the Company shall compensate the Employee at no less than a daily rate based on Employee’s Base Salary on the Termination Date.

7. Severance. Employee shall be entitled to severance benefits and severance pay, as set out in the Employee Benefits Plan, but at all times subject to approval by the Board of Directors.

8. Arbitration. Any dispute, controversy or claim arising out of or related to this Agreement, or any breach of this Agreement shall be submitted to and decided by binding arbitration. Arbitration shall be administered exclusively by AAA and shall be conducted consistent with the rules, regulations, and requirements thereof as well as any requirements imposed by state law. Any arbitral award determination shall be final and binding upon the parties.

9. Publicity. Employee hereby irrevocably consents to any and all uses and displays, by the Company and its agents, representatives and licensees, of Employee’s approved name, voice, likeness, image, appearance, and biographical information in, on or in connection with the Company, at any time during or after the period of his employment by the Company, for all legitimate commercial and business purposes of the Company (“Permitted Uses”) without further consent from or royalty, payment, or other compensation to Employee. Employee hereby forever waives and releases the Company and its directors, officers, employees, and agents from any and all claims, actions, damages, losses, costs, expenses, and liability of any kind, arising under any legal or equitable theory whatsoever at any time during or after the period of his employment by the Company, arising directly or indirectly from the Company’s and its agents’, representatives’, and licensees’ exercise of their rights in connection with any Permitted Uses.

10. Return of Company Property. Upon termination of Employee’s employment for any reason or under any circumstances, Employee shall promptly return any and all of the property of the Company and any Affiliates (including, without limitation, all computers, keys, credit cards, identification tags, documents, data, confidential information, work product, and other proprietary materials), and other materials. Employee may retain Employee’s emails, v-cards/rolodex and form documents for archive and reference purposes.

11. Governing Law: Jurisdiction and Venue. This Agreement, for all purposes, shall be construed in accordance with the laws of Tennessee without regard to conflicts of law principles. Any action or proceeding by either of the parties to enforce this Agreement shall be brought only in a state or federal court located in the state of Tennessee, County of Davidson. The parties hereby irrevocably submit to the exclusive jurisdiction of such courts and waive the defense of inconvenient forum to the maintenance of any such action or proceeding in such venue.

12. Entire Agreement. Unless specifically provided herein, this Agreement contains all the understandings and representations between Employee and the Company pertaining to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. The parties mutually agree that the Agreement can be specifically enforced in court and can be cited as evidence in legal proceedings alleging breach of the Agreement.

13. Modification and Waiver. No provision of this Agreement may be amended or modified unless such amendment or modification is agreed to in writing and signed by Employee and by the Minority Member Manager of the Company. No waiver by either of the parties of any breach by the other party hereto of any condition or provision of this Agreement to be performed by the other party hereto shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time, nor shall the failure of or delay by either of the parties in exercising any right, power, or privilege hereunder operate as a waiver thereof to preclude any other or further exercise thereof or the exercise of any other such right, power, or privilege.

14. Severability. Should any provision of this Agreement be held by a court of competent jurisdiction to be enforceable only if modified, or if any portion of this Agreement shall be held as unenforceable and thus stricken, such holding shall not affect the validity of the remainder of this Agreement, the balance of which shall continue to be binding upon the parties with any such modification to become a part hereof and treated as though originally set forth in this Agreement. The parties further agree that any such court is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement, or by making such other modifications as it deems warranted to carry out the intent and agreement of the parties as embodied herein to the maximum extent permitted by law. The parties expressly agree that this Agreement as so modified by the court shall be binding upon and enforceable against each of them. In any event, should one or more of the provisions of this Agreement be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions hereof, and if such provision or provisions are not modified as provided above, this Agreement shall be construed as if such invalid, illegal, or unenforceable provisions had not been set forth herein.

15. Captions. Captions and headings of the sections and paragraphs of this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the caption or heading of any section or paragraph.

16. Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

17. Successors and Assigns. This Agreement is personal to Employee and shall not be assigned by Employee. Any purported assignment by Employee shall be null and void from the initial date of the purported assignment. The Company may assign this Agreement to any successor or assign (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the business or assets of the Company. This Agreement shall inure to the benefit of the Company and permitted successors and assigns.

18. Notice. Notices and all other communications provided for in this Agreement shall be in writing and shall be delivered personally or sent by email, registered, or certified mail, return receipt requested, or by overnight carrier to the parties.

19. Survival. Upon the expiration or other termination of this Agreement, the respective rights and obligations of the parties hereto shall survive such expiration or other termination to the extent necessary to conduct the intentions of the parties under this Agreement.

20. Acknowledgement of Full Understanding. Employee acknowledges and agrees that he has fully read, understands, and voluntarily enters into this Agreement. Employee acknowledges and agrees that he has had an opportunity to ask questions and consult with an attorney of his choice before signing this Agreement.

21. Survivorship. Except as otherwise set forth in this Agreement, the respective rights and obligations of the parties shall survive any termination of Employee’s employment or, with respect to obligations of Company for payments hereunder Employee’s death or disability.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Worldwide Stages Spring Hill, LLC

By:	/s/ Kelly Frey, Sr.
Title:	CEO

Employee

Signature:	/s/ Tory Moore
Print Name:	Tory Moore

Exhibit A

The Vice President of Safety & Security will be responsible for strategy, direction, and delivery of all safety matters affecting our employees. Due to the sensitivity and importance of safety, this position has reporting responsibility to the Chief Executive Officer. This position also includes compliance with state and federal rules and regulations (OSHA, DOT, etc.) as they pertain to our employees.

Besides the duties to develop and implement a comprehensive safety and training program, the position requires a dynamic leader with a personality and work demeanor that can create and foster a “safety first and always!” culture within the company. The position requires a personality that can work independently and has a vision to promote and communicate the safety mission.

This includes but is not limited to:

●	Building a comprehensive security program that includes physical safety and working in conjunction with IT staff, cybersecurity policies.

●	Reviewing existing security measures and updating protocols as needed.

●	Overseeing the daily operations of the company to identify potential security risks and locating areas that require improvement.

●	Fostering a culture of physical and digital security awareness by conducting training sessions and communicating with personnel.

●	Managing, evaluating, and resolving any physical or digital security incidents or breaches.

●	Ensuring that the company’s security policies comply with federal laws and legislations.

●	Presenting risk assessments and improved security policies to management team members.

●	Working with management to develop and implement an appropriate budget for security programs.

●	Monitoring security systems such as alarms, surveillance cameras, and access control systems to ensure they are working properly.

●	Conducting background checks on new employees and terminating employees who no longer meet company standards.

●	Training staff in security awareness measures such as how to respond to an active shooter situation or bomb threat as well as safety orientation and training programs.

●	Coordinating with other departments to identify potential threats and implement solutions.

●	Establishing and enforcing security protocols to prevent crime on company property, including hiring security guards and monitoring employee behavior.

●	Reviewing physical security measures such as locks, gates, fences, and lighting to ensure they are adequate.

●	Developing security plans for major events such as rehearsals, TV/Film, live streams, etc.

●	Conducting risk assessments to identify potential threats and vulnerabilities in the workplace and developing security measures to mitigate them.

●	Ensuring that security personnel are trained in all relevant areas of their jobs, including fire safety and emergency response protocols.

●	Direct and coordinate the activities of all security personnel.

●	Ensure that all security staff provide services that are above and beyond for customer satisfaction and retention.

●	Ensure the safety and security of guests, staff, visitors, and contractors at all times.

●	Responsible for managing all safety & security, fire, life safety and food hygiene risks faced by the company.

●	Liaise with all department heads to ensure company employees are adhering to established security procedures.

●	Record and notify appropriately all risks, deviations from the company’s safety standards and any untoward incidents.

●	Track departmental safety, record, and document medically treated and non-treated injuries.

●	Oversees and guides the efforts of the Accident Prevention Committee.

●	Oversees and guides the efforts of the Fire and Safety Committee.

●	Oversees first aid program for guests and employees.

●	Oversees the claims process and protects company assets by closely monitoring the General Liability and Worker’s Compensation cases.

●	Assign duties and schedule staff for balancing the needs of the company and productivity standards.

●	Monitor staff activity and coach subordinate performance.

●	Watch for suspicious persons entering, exiting, or loitering around the company public or guest areas.

●	Follows up on all unusual activities in and around the property that would impair the well-being of guests and employees.

●	Ensure compliance with all security standards and preventative measures.

●	Monitor and follow proper key control guidelines working closely with facility management to mitigate unauthorized access to the property.

●	Conduct investigations and compile reports in a timely manner for any theft, loss, accidents, or any aspect that risks the safety of the company.

●	Handles complaints, settling disputes, and resolving grievances and conflicts, or otherwise negotiating with others.

●	Develops and maintains a monthly checklist for all CCTV equipment, alarmed doors, and panic / duress alarms to ensure that they are fully functional.

●	Conduct regular mock fire evacuation drill as per the company’s emergencies standards.

●	Develop and advise key personnel for emergency procedures.

●	Implements action plans to monitor and control risk.

●	Establish crisis management and contingency planning.

●	Conduct regular walk-through rounds for observing the entire company facilities.

●	Supervision of all Security Personnel and giving clear direction on all security related aspects.

●	Coordinate with external law-enforcement authorities in the investigation and handling of crimes, accidents, etc., involving the company, its employees and / or guests.

●	Perform all tasks consistently in line with company standards and adhere to all legal and statutory requirements.

●	Interview, select, review and train new security officers according to the company’s standards to maintain order throughout the company.

●	Be available 24 hours a day for genuine emergencies within the company and on company property.

●	Create a top-down “safety first and always” culture that permeates throughout the company.

●	Review internal safety policies and practices to ensure they are current and appropriate.

●	Research new regulations and developments and recommend changes in and training for the company’s program.

●	Ensure compliance of our safety policies and procedures across all locations.

●	Control hazardous working conditions and unsafe employee practices through site visits, worksite inspections, safety hazard and risk assessments, safety plans, and education of all personnel.

●	Oversee compliance with applicable OSHA, DOT, regulations including workers compensation and COVID.

●	Review documentation to ensure required onsite records and reports are complete, accurate, and submitted.

●	Drive a safety culture by effectively communicating an enhanced vision, accountability, and metrics across the organization to ensure meaningful improvement on safety performance, claims and insurance expense.

●	Change agent that can identify, analyze, and create opportunities for continuous improvement across the organization.

●	Energetic and focused personality with a demonstrated ability to take initiative, successfully handle and prioritize multiple competing assignments and effectively manage deadlines.

●	Provide overall leadership, professional knowledge, expertise, and guidance in safety.

A-4